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                    December 17, 2021

       Michael P. Rama
       Chief Financial Officer
       Blink Charging Co.
       605 Lincoln Road, 5th Floor
       Miami Beach, FL 33139-3024

                                                        Re: Blink Charging Co.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed March 31,
2021
                                                            File No. 001-38392

       Dear Mr. Rama:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing